UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 12, 2022

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

527 Primrose Lane
Superior, Colorado 80027
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.          Other Events

Investment in Fleetwood 3MC, LLC

On August 12, 2022, HNR Fleetwood LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited liability membership interest in Fleetwood 3MC, LLC (“Fleetwood 3MC”), pursuant to a subscription agreement (the “Fleetwood Subscription Agreement”), for an aggregate investment amount of $200,000.

Fleetwood 3MC plans to purchase a 100% ownership interest in the property commonly known as 232 E. 11th Street, Chattanooga, TN 37402 (collectively, the “Property) is a 161-unit multi-family apartment building. However, Fleetwood 3MC may choose to purchase an undivided interest in the Property and enter into a tenants in common management agreement with other co-owners of the Property. Fleetwood 3MC intends to generate significant capital gains and current income by adding value to the Property through capital improvements, rent arbitrage, cost control, operational efficiency analysis, and occupancy growth.

The foregoing is a summary of the Fleetwood 3MC Subscription Agreement and is qualified in its entirety by reference to the complete text of the Fleetwood Subscription Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: August 18, 2022

Index to Exhibits

Exhibit No.	Description

6.1	Form of Subscription Agreement made as of August 12, 2022, by HNR Fleetwood LLC.